FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐        No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐        No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated January 31, 2008 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 31, 2008

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release	January 31, 2008

Net Revenue growth, but Profits under pressure

3rd Quarter

MUMBAI, January 31, 2008: Tata Motors today reported consolidated revenue (net of excise) of Rs.9238.48 crores for the Quarter ended December 31, 2007, an increase of 13% over Rs.8179.38 crores in the corresponding quarter of 2006-07. The consolidated Profit After Tax (PAT) was Rs.654.79 crores, compared to Rs.602.07 crores in the corresponding quarter last year, an increase of 8.8%.

The Company’s revenues (net of excise) on a stand-alone basis was Rs.7251.83 crores for the quarter ended December 31, 2007, an increase of 5.2% compared to Rs.6895.75 crores in the corresponding quarter of 2006-07. Profit Before Tax (PBT) was Rs.665.10 crores, a decrease of 6.2% over Rs.708.74 crores in the corresponding quarter last year, while the PAT was Rs.499.05 crores, a decrease of 2.8% over Rs.513.17 crores for the corresponding quarter last year.

The domestic sales volume for the quarter was 1,31,852 units, compared to 1,30,217 units during the corresponding quarter last year, an increase of 1%. Exports volumes were 12,756 vehicles, compared to 11,610 vehicles in the corresponding period last year, a growth of 9.9%.

As in the preceding quarters of 2007-08, the 3rd quarter too has been marked by high input costs, increased competitive activity and the high interest rate regime affecting retails in the domestic market. Together they have impacted the Company’s operating margin (net of foreign exchange gain) in the quarter.

The Company is pursuing with cost reduction initiatives, launched earlier in the fiscal. It is also continuing with introduction of new products. New launches, during the quarter included a new Safari DICOR 2.2 VTT range, a new Sumo Victa Turbo DI range, Indica V2 Turbo with dual airbags and ABS, a 9-tonne fully built tipper, a 16-tonne tipper, a 49-tonne tractor-trailer, 31-tonne and 25-tonne multi-axle trucks and tippers, all with customer-relevant applications.

The quarter also saw the rollout of the one millionth passenger car from the Indica platform at the Pune Car Plant.

Nine months, ended December 31, 2007

Consolidated revenue (net of excise) in the first nine months of 2007-08 at Rs.25074.99 crores recorded an increase of 10.8% as against Rs.22633.64 crores in the corresponding period last year. The consolidated PAT at Rs.1722.72 crores compared to Rs.1520.18 crores recorded a growth of 13.3%.

The Company’s revenues (net of excise) on a stand-alone basis was Rs.19,981.30 crores in the first nine months, an increase of 3.9% compared to Rs.19234.34 crores in the corresponding period last year. PBT was Rs.1878.42 crores, an increase of 4.7% over Rs.1793.38 crores in the corresponding period last year, while the PAT was Rs.1492.65 crores, an increase of 11.7% over Rs.1336.74 crores in the corresponding period last year.

The domestic sales volume for the first nine months was 3,68,788 units, flat as compared to 3,69,091 units during the corresponding period last year. Exports grew by 4.3% at 40,488 vehicles, compared to 38,834 vehicles in the corresponding period last year.

At the end of the first nine months of 2007-08, Tata Motors’ market share in commercial vehicles is 63.3%, compared to 64.8% in the corresponding period last year. In the passenger vehicles there has been a loss of market share due to new entrants/models and delays in certain of Company’s product introduction. This is expected to see correction over the next year.

The audited financial results for the quarter and nine months, ended December 31, 2007, are enclosed.

– Ends –

Issued by:

Debasis Ray

Head (Corporate Communications)

Tata Motors Limited

Phone: 0091-022-66657209

E-Mail: debasis.ray@tatamotors.com

www.tatamotors.com

Stand Alone Financial Results

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

We have audited the quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended December 31, 2007 and the year to date results for the period April 1, 2007 to December 31, 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors on January 31, 2008. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the profit for the period and other financial information for the quarter ended December 31, 2007 as well as the year to date results for the period from April 1, 2007 to December 31, 2007.

Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be correct.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. Dharmadhikari

Partner

Membership No.: 30802

Mumbai: January 31, 2008

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2007

Particulars		Quarter ended December 31,		Nine Months Ended December 31,		Year ended March 31,
		2007	2006	2007	2006	2007
(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles	82568	77226	215313	211119	298586
	Passenger cars and Utility vehicles	49284	52991	153475	157972	228220
	Exports	12756	11610	40488	38834	53474

		144608	141827	409276	407925	580280

2	Vehicle Production: (in Nos.)
	Commercial vehicles	92830	85036	246206	242428	339272
	Passenger cars and Utility vehicles	50348	54697	161232	169447	245514

		143178	139733	407438	411875	584786

(B)		(Rupees Crores)
1	Sales / Income from Operations	8364.37	7978.05	23025.60	22249.82	31819.48
	Less: Excise Duty	1112.54	1082.30	3044.30	3015.48	4349.45
	Net Sales / Income from Operations	7251.83	6895.75	19981.30	19234.34	27470.03
2	Other income	91.81	14.32	248.79	185.06	245.19
3	Total Income [1+2]	7343.64	6910.07	20230.09	19419.40	27715.22
4	Expenditure
	(a) Decrease / (Increase) in stock in trade and work in progress	(139.78)	(135.52)	(205.32)	(643.29)	(349.68)
	(b) Consumption of raw materials and components	4789.50	4537.51	12938.87	12762.62	17915.73
	(c) Purchase of traded goods	392.49	360.06	1132.89	1050.50	1459.20
	(d) Employee cost	407.77	358.20	1129.05	1003.43	1368.09
	(e) Depreciation and Amortisation	167.51	143.50	474.72	428.04	586.29
	(f) Product development expenses	14.66	28.66	52.78	56.50	85.02
	(g) Other expenditure	982.13	893.07	2823.11	2748.82	3829.53
	(h) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given [Note 2 below]	(27.51)	(69.32)	(264.25)	(33.90)	(65.21)
	(j) Sub total 4(a) to 4(h)	6586.77	6116.16	18081.85	17372.72	24828.97
5	Interest
	(a) Gross interest	152.95	102.31	401.87	299.51	389.86
	(b) Interest income / Interest capitalised	(61.18)	(17.14)	(132.05)	(46.21)	(76.79)
	(c) Net interest	91.77	85.17	269.82	253.30	313.07
6	Exceptional items	—	—	—	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	665.10	708.74	1878.42	1793.38	2573.18
8	Tax expense	166.05	195.57	385.77	456.64	659.72
9	Net Profit from Ordinary Activities after tax [7-8]	499.05	513.17	1492.65	1336.74	1913.46
10	Extraordinary Items (net of tax expense)	—	—	—	—	—
11	Net Profit for the period [9-10]	499.05	513.17	1492.65	1336.74	1913.46
12	Paid-up Equity Share Capital (Face value of Rs. 10 each)	385.54	385.32	385.54	385.32	385.41
13	Reserves excluding Revaluation Reserve					6458.39
14	Earnings Per Share (EPS)
	(a) Basic EPS before and after Extraordinary items (not annualised) Rupees	12.95	13.32	38.73	34.78	49.76
	(b) Diluted EPS before and after Extraordinary items (not annualised) Rupees	11.72	12.67	35.68	33.02	47.24
15	Public Shareholding
	- Number of Shares	208777822	222097068	208777822	222097068	214252323
	- Percentage of shareholding	54.15%	57.64%	54.15%	57.64%	55.60%

Notes:

1	Figures for the previous period have been regrouped / reclassified wherever necessary.

2	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of liabilities for the acquisition of imported assets are required to be recognized in the profit and loss account against the earlier requirement of adjusting these differences to the carrying cost of such fixed assets. Accordingly, foreign exchange gains amounting to Rs 9.64 crores and Rs 74.36 crores for the quarter and nine months ended December 31, 2007 respectively have been included in 4(h) above and profit after tax is higher by Rs 4.68 crores and Rs 42.14 crores respectively for these periods. Had such policy been followed in the previous year the profit after tax would have been higher by Rs 11.15 crores and Rs. 4.38 crores for quarter and nine months ended December 31, 2006 respectively and higher by Rs 12.92 crores for year ended March 31, 2007.
3	During the quarter, the Company has sold 11.11% of its holding in its 100% subsidiary, HV Axles Limited (HVAL). Profit on sales of these shares amounting to Rs 65 crores is included in other income.
4	Net sales / Income from operations for the nine months ended December 31, 2007 includes: (a) Rs. 169.40 crores towards transfer of technology to two subsidiary companies and (b) a gain of Rs. 30 crores on transfer of activity relating to financing of Construction Equipments to Tata Capital Limited.
5	During the quarter, pursuant to the agreement signed with Fiat Group Automobiles S.p.A., Italy and Fiat India Automobiles Private Limited (FIAPL) for establishment of joint venture to manufacture passenger cars, engines and transmissions at Ranjangaon in India, the Company invested Rs. 441.93 crores representing 49% equity shareholding in FIAPL.
6	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.
7	As on September 30, 2007, 27 Investor complaints pertaining to non receipt of dividend were outstanding. The Company received 31 complaints during the third quarter mainly pertaining to non receipt of dividend and resolved 58 complaints by December 31, 2007. There is no complaint unresolved as on December 31, 2007.
8	Public Shareholding as on December 31, 2007 excludes 12.43% (8.92% as on December 31, 2006) of Citibank NA as Depository for ADR holders.
9	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 31, 2008.

Consolidated Financial Results

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1)	We have audited the quarterly consolidated financial results of Tata Motors Limited (the “Company”) and its subsidiaries for the quarter ended December 31, 2007 and nine months ended December 31, 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These consolidated quarterly financial results as well as the consolidated nine months ended financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

2)	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3)	(a)	We did not audit the interim financial statements of six subsidiaries included in the consolidated quarterly financial results and consolidated nine months ended December 31, 2007 results, whose consolidated interim financial statements reflect total assets (net) of Rs. 2024.33 crores as at December 31, 2007; as well as the total revenue of Rs. 4941.16 crores for the nine months ended December 31, 2007 and Rs. 1906.03 crores for the quarter ended December 31, 2007. These interim financial statements and other financial information have been audited by other auditors whose report has been furnished to us, and our opinion on the quarterly financial results and the nine months ended December 31, 2007 results, to the extent they have been derived from such interim financial statements is based solely on the report of such other auditors.

(b)	As the audited interim financial statements of certain subsidiaries and a joint venture, whose consolidated interim financial statements reflect total assets (net) Rs. 309.03 crores and Rs. 296.55 crores respectively as at December 31, 2007; as well as the total revenue of Rs. 675.50 crores and Rs. Nil respectively for the nine months ended December 31, 2007 and Rs. 231.24 crores and Rs. Nil respectively for quarter ended December 31, 2007 are not available, we have relied upon the unaudited interim financial statements and other financial information as provided by the management of those companies for the purpose of our examination of consolidated interim financial statements.

(c)	As the audited interim financial statements of a subsidiary, whose interim financial statements reflect total assets (net) Rs. 57.43 crores as at December 31, 2007; as well as the total revenue of Rs. 1.13 crores for the nine months ended December 31, 2007 and Rs. 1.13 crores for quarter ended December 31, 2007 are not available, we have relied upon the interim financial statement which has been subject to limited review by other qualified auditors and other financial information as provided by the management of that company for the purpose of our examination of consolidated interim financial statements.

(d)	As the audited interim financial statements of certain associates, whose interim financial statements reflect the Company’s share of profits (net) of Rs. 45.55 crores for the nine months ended December 31, 2007 and Rs. 18.62 crores for the quarter ended December 31, 2007 are not available, we have relied upon the unaudited interim financial statements and other financial information as provided by the management of those companies for the purpose of our examination of consolidated interim financial statements.

4)	In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated nine months ended results:

i)	include the quarterly financial results and nine months financial results of the entities listed in the Annexure to this report;

ii)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended December 31, 2007, as well as the consolidated results for the nine months ended December 31, 2007.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. DHARMADHIKARI

Partner

Membership No.: 30802

Place: Mumbai

Date : January 31, 2008

Annexure to the Auditors’ Report

Following are the entities whose quarterly financial results and nine months ended December 31, 2007 financial results included in the consolidated quarterly financial results as well as the consolidated results for the nine months ended December 31, 2007:

Subsidiaries:-

1.	Tata Daewoo Commercial Vehicle Co. Ltd
2.	Telco Construction Equipment Company Ltd.
3.	HV Axles Ltd
4.	HV Transmission Ltd
5.	TAL Manufacturing Solution Ltd.
6.	Sheba Properties Ltd
7.	Concorde Motors (India) Ltd.
8.	Tata Motors Insurance Service Ltd.
9.	Tata Motors European Technical Centre Plc.
10.	Tata Technologies Ltd.
11.	Tata Motors Finance Limited.(formerly TML Financial Services Limited)
12.	Tata Motors (Thailand) Limited.
13.	Tata Marcopolo Motors Limited.
14.	INCAT (Thailand) Ltd

15.	Tata Technologies Pte.Ltd.
16.	INCAT International Plc.
17.	INCAT Ltd
18.	INCAT SAS
19.	INCAT GmbH
20.	Cedis Mechanical Engineering GmbH(Merged with INCAT GmbH with effect from May 14, 2007)
21.	INCAT Holdings B.V.
22.	INCAT K.K.
23.	Tata Technologies iKS Inc.
24.	Granted Revenue Sdn Bhd (formerly Tata Technologies Sdn Bhd.)
25.	INCAT Systems Inc
26.	Integrated Systems Technologies de Mexico, SA de C.V.
27.	INCAT Solutions of Canada Inc.

Joint Venture:-

1.	Fiat India Automobiles Private Ltd. (with effect from 28th December, 2007)

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED

DECEMBER 31, 2007

(Rs. in crores)

Particulars		Quarter ended December 31,		Nine months ended December 31,		Year Ended March 31,
		2007	2006	2007	2006	2007
1	Sales / Income from Operations	10440.94	9315.00	28349.46	25795.40	36922.61
	Less: Excise Duty	1202.46	1135.62	3274.47	3161.76	4561.41
	Net Sales / Income from Operations	9238.48	8179.38	25074.99	22633.64	32361.20
2	Other Income	86.21	10.28	174.85	122.64	153.18
3	Total Income [1+2]	9324.69	8189.66	25249.84	22756.28	32514.38
4	Expenditure
	(a) Decrease / (Increase) in stock in trade and work in progress	(116.13)	(149.46)	(243.75)	(723.48)	(411.26)
	(b) Consumption of raw materials and components	5752.77	5234.42	15485.36	14591.24	20461.10
	(c) Purchase of traded goods	593.80	471.31	1650.53	1365.76	1911.49
	(d) Employee Cost	711.77	622.46	2018.86	1780.04	2415.53
	(e) Depreciation and Amortisation	197.59	169.17	561.20	503.95	688.09
	(f) Product development expenses	14.65	28.66	52.77	56.50	85.02
	(g) Other expenditure	1020.33	902.30	2973.07	2790.94	3935.81
	(h) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given	(27.54)	(68.95)	(264.25)	(33.53)	(65.21)
	(j) Sub total 4(a) to 4(h)	8147.24	7209.91	22233.79	20331.42	29020.57
5	Interest (net)	218.38	105.36	608.84	284.67	405.81
6	Exceptional Items	—	—	—	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	959.07	874.39	2407.21	2140.19	3088.00
8	Tax expense	287.45	257.22	636.68	600.94	883.21
9	Net Profit from Ordinary Activities after tax [7-8]	671.62	617.17	1770.53	1539.25	2204.79
10	Extraordinary item (net of tax expenses)	—	—	—	—	—
11	Share of Minority Interest	(37.72)	(20.48)	(96.98)	(48.37)	(74.22)
12	Profit in respect of investments in Associate Companies	20.89	5.38	49.17	29.30	39.42
13	Net Profit for the period [9+10+11+12]	654.79	602.07	1722.72	1520.18	2169.99
14	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.54	385.32	385.54	385.32	385.41
15	Reserves excluding Revaluation Reserve					7310.31
16	Earnings Per Share (EPS)
	Basic EPS before and after extraordinary item (not annualised) Rupees	16.99	15.63	44.70	39.56	56.43
	Diluted EPS before and after extraordinary item (not annualised) Rupees	15.36	14.85	41.16	37.53	53.54

Notes:

1	Figures for previous period have been regrouped / reclassified wherever necessary.
2	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

						(Rs in crores)
		Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2007	2006	2007	2006	2007
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	8396.87	7542.25	22770.19	20912.54	29924.14
	- Others	954.72	713.34	2577.65	1916.38	2707.89

	Total segment revenue	9351.59	8255.59	25347.84	22828.92	32632.03
	Add / (Less): Inter segment revenue	(113.11)	(76.21)	(272.85)	(195.28)	(270.83)

	Net segment revenue	9238.48	8179.38	25074.99	22633.64	32361.20

B	Segment Results before interest and tax
	- Automotive and related activity	947.31	880.98	2459.41	2095.94	3019.25
	- Others	155.84	92.10	402.45	214.19	332.89

	Total segment results	1103.15	973.08	2861.86	2310.13	3352.14
	Add/(Less):- Inter segment eliminations	(11.91)	(3.61)	(20.66)	(7.91)	(11.51)

	Net Segment Results	1091.24	969.47	2841.20	2302.22	3340.63
	Add/(Less):- Unallocable income	86.21	10.28	174.85	122.64	153.18
	Add/(Less):- Interest expense	(218.38)	(105.36)	(608.84)	(284.67)	(405.81)

	Total Profit before Tax	959.07	874.39	2407.21	2140.19	3088.00

				As at December 31,		As at March 31,
				2007	2006	2007
C	Capital employed (segment assets less segment liabilities)
	- Automotive and related activity			18902.07	12463.12	14747.43
	- Others			811.97	682.32	699.90

	Total Capital employed			19714.04	13145.44	15447.33
	Add/(Less):- Inter segment			(162.33)	(158.49)	(241.00)

	Capital employed			19551.71	12986.95	15206.33

3	Net sales / Income from operations for the nine months ended December 31, 2007 include a gain of Rs.76 crores on transfer of activity relating to financing of Construction Equipments to Tata Capital Limited.
4	Profit for the nine months ended December 31, 2007 includes profit of Rs. 7.44 crores and loss of Rs. 2.92 crores in respect of subsidiary companies considered on the basis of Unaudited Financial Statements.
5	The share of profit (net) in respect of investments in associate companies include profit of Rs. 48.22 crores and loss of Rs. 2.67 crores, considered on the basis of Unaudited Financial Statements for the nine months ended December 31, 2007.
6	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the nine months ended December 31, 2007.
7	The Statutory Auditors have carried out an audit of the results above for the quarter and nine months ended December 31, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 31, 2008.

Tata Motors Limited

Ratan N Tata
Mumbai, January 31, 2008	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.